NO. _________________
Q FUNDING III, L.P. and Q4 FUNDING, L.P., Plaintiffs, v. RICHARD L. KINZEL, STEVEN H. TISHMAN, MICHAEL D. KWIATKOWSKI, RICHARD S. FERREIRA, and DAVID L. PARADEAU, Defendants.	IN THE DISTRICT COURT _____________JUDICIAL DISTRICT DALLAS COUNTY, TEXAS

PLAINTIFFS' ORIGINAL PETITION

Plaintiffs Q Funding III, L.P. and Q4 Funding, L.P. (together "Q Funding" or "Plaintiffs"), by and through their undersigned counsel hereby submit this complaint against Richard L. Kinzel, Steven H. Tishman, Michael D. Kwiatkowski, Richard S. Ferreira, and David L. Paradeau to remedy Defendants' breaches of fiduciary duty, and various violations of the Texas Securities Act ("TSA") Vernon's Ann. Texas Civ. St. Art. 581-1, et seq.

I.

DISCOVERY CONTROL PLAN

     1.     Plaintiffs intend that discovery be conducted under Level 3 of Rule 190.4 of the Texas Rules of Civil Procedure.

II.

NATURE AND SUMMARY OF THE ACTION

     2.     This case is about various breaches of fiduciary duty, securities fraud and other violations of the TSA first committed in 2004 and repeated each year thereafter by defendants Richard L. Kinzel, Steven H. Tishman, Michael D. Kwiatkowski, Richard S. Ferreira, and David L. Paradeau ("Defendants"). Defendants made and approved false and misleading statements in Cedar Fair's Definitive Proxy Statement filed with the SEC on March 22, 2004 (the "Definitive Proxy"). Defendants incorporated, repeated, and failed to correct these false statements in Cedar Fair's subsequent proxy statements. Defendants knew, or should have known, that the disclosures made in 2004, and in subsequent proxy statements and other documents filed with the Securities and Exchange Commission, omitted important information, critical to an understanding of the rights of Cedar Fair's unitholders. Indeed, Defendants enacted secret corporate regulations in 2004 that wholly undermined the promises of the Definitive Proxy, and then purposefully concealed those regulations until late-2010, when they were produced to Plaintiffs in a separate lawsuit. Plaintiffs relied on Defendants' material misrepresentations and omissions when they purchased Cedar Fair units, and did not learn of Defendants' fraud until the secret regulations were produced to Plaintiffs in late-2010.

    3.     Defendants' fraud originated in 2004 when Cedar Fair, a publicly traded Delaware limited partnership, agreed to abandon the governance structure of traditional limited partnerships, in favor of the corporate governance structure of other successful public companies, which allowed their shareholders to nominate and elect directors to their boards. Defendants, as directors of Cedar Fair's general partner, authorized many false statements, while concealing their intent and secret actions to render Cedar Fair's promises to its unitholders largely meaningless. Specifically, the directors did not tell Cedar Fair unitholders that the voting rights they were about to approve would be rendered almost completely worthless by provisions added to the general partner's concealed governance documents, that would secretly preclude unitholders from nominating directors.

     4.     In Cedar Fair's Definitive Proxy, Defendants authorized and caused to be published and disseminated publicly the following language:

    "[m]any of [the regulations harkened by Sarbanes Oxley] . . . do not apply to limited partnerships [but] [n]evertheless over the past year the Board has examined what it believes to be the best governance practices of successful companies and has decided to institute policies and procedures consistent with those ideals."

    "[t]he Board believes that allowing Cedar Fair L.P. limited partners to directly elect the general partner's Board will ensure that the Board continues to act in a way that is in the best interests of the unitholders"

    "the annual meeting . . . is intended to enable the Limited Partners to elect the board of directors of the General Partner in a manner consistent with the procedures for selection of directors at other successful publicly held entities."

    "[a]lthough the existing governance structure has served the Partnership well since its inception, the Board believes that this structure, under which unitholders do not elect Directors, is no longer consistent with the best practices of publicly traded companies of comparable size."

     5.     Defendants knowingly authorized statements in Cedar Fair's Definitive Proxy, which can only be true (and would only be necessary) if unitholders had the ability to nominate directors who were not supported by CFMI's Board. Defendants withheld from their unitholders the fact that they planned, despite obtaining unitholder approval for the change in Cedar Fair's governance structure and setting forth those changes in Cedar Fair's publicly-filed Limited Partnership Agreement, to secretly implement and conceal governing regulations for CFMI that rendered the unitholder-approved changes meaningless by taking away the most important component of the election right--the ability to nominate directors to stand for election. In the absence of the right to nominate, the right to "elect" directors is of virtually no value. Indeed, because it only takes a single unitholder to approve a director who has been nominated (presumably this approval would come from a board member, since they hold a small amount of shares and would have put the candidate up for nomination), having the "right" to elect directors without also having the right to nominate candidates to stand for election is almost completely meaningless.

     6.     Defendants breached their fiduciary duties to the Plaintiffs, committed numerous acts of fraud and intentionally misled the owners of Cedar Fair in a nefarious attempt to ensure their longevity as directors, in a move that all but guaranteed they could never be replaced. A few of the most egregious examples of the fraud that the Defendants perpetrated on thousands of unsuspecting unitholders are:

    Defendants authorized statements in the proxy cautioning unitholders that the new voting procedure would leave Cedar Fair vulnerable to "unfavorable or hostile takeover attempts" that warranted authorization of defensive mechanisms such as a staggered board and a rights plan. Such mechanisms would only be necessary if the unitholders had the ability to nominate directors hostile to the Board.

    Defendants directed that the Definitive Proxy state "unitholder rights plans should not deter . . . proxy contests (nothing happens to the rights issued under the plan if a hostile person wins a Board seat)." This was a clear indication that Defendants promised an election mechanism that afforded the right to nominate directors hostile to the Board. It is a logical impossibility to have a hostile person elected to the Board unless unitholders have the right to nominate such person. Therefore, this disclosure must be false.

    Defendants used the promise of such hostile nomination authority to justify unitholder approval of a staggered board. Defendants collectively and individually approved the disclosure that a staggered board "could delay a holder of units representing a majority of the voting power from obtaining control of the Board of Directors because the holder would not be able to replace the majority of the Directors prior to at least the second annual meeting of unitholders after it acquired a majority position." This statement could be true only if there were a power for unitholders to nominate directors. It is impossible to have a unitholder "replace the majority of the Directors," as this statement contemplates, without the ability to nominate such directors. As such, this disclosure is untrue.

    Although Defendants should have disclosed and explained that they were conveying an "election" right that was valueless, due to the lack of nominating rights established by the secret regulations, the Definitive Proxy instead falsely suggested that a nominating procedure would be implemented later: "[d]ue to Cedar Fair's limited partnership structure, there is currently no procedure by which unitholders can nominate directors. This is consistent with general governance of limited partnerships." It is a well established fact that there need not be a "process" in place for unitholders to nominate directors in other "successful publicly held" companies.

     7.     The disclosures quoted above were all made despite the fact that each Defendant knew, or should have known, that he intended to render the disclosures false and Cedar Fair's corporate governance changes meaningless through the secret enactment of contrary governing regulations for CFMI.

     8.     Relying on the incomplete and misleading representations contained in the Definitive Proxy, the unitholders approved the Fifth Amended and Restated Agreement of Limited Partnership ("Partnership Agreement") at a meeting in June 2004, and CFMI implemented a staggered board. This Partnership Agreement was an exhibit to Cedar Fair's Forms 10-K that were signed by the defendants and publicly filed each year.

     9.     Although the CFMI Regulations were enacted, upon information and belief, during the same time period as the Definitive Proxy and Partnership Agreement, Defendants affirmatively concealed and failed to disclose the terms of those regulations to unitholders, including terms which effectively denied unitholders the right to nominate directors.

    10.    The misleading disclosure about no "current procedure" for nominating directors continued in each annual proxy statement, approved by Defendants. Absent was any mention of the fact that Defendants had secretly robbed unitholders of not only a procedure to nominate directors, but the right to nominate directors as well.

    11.    Plaintiffs relied on the public disclosures in the proxies and other publicly-filed statements and documents, including the Partnership Agreement, in making their decision to purchase units in Cedar Fair, unaware of the fact that unitholders had been secretly deprived of their most crucial and substantive right. Plaintiffs are investors seeking to add long term value to the businesses they own. In furtherance of this strategy, Plaintiffs attempted to nominate directors to the Board shortly after they purchased Cedar Fair units. Based on all of these public statements by Defendants, Plaintiffs reasonably believed that they had both the right to elect and the right to nominate directors of Cedar Fair. It was not until Plaintiffs stated their intent to nominate directors to the board in the Spring of 2010 that counsel for Defendants cryptically advised Plaintiffs' counsel that there might not be nomination rights for unitholders. Instead of being forthcoming and clearly saying that unitholders did not have the right to nominate directors under CFMI's regulations, counsel for Defendants chose to continue to obscure the truth and Defendants quickly settled with Plaintiffs to avoid having to reveal what they had done years before. Plaintiffs obtained CFMI's Regulations only through subsequent litigation in the Delaware Court of Chancery, in late-2010.

    12.    Defendants' failure to disclose CFMI's secret regulations and the Board's ongoing unwillingness and refusal to permit unitholders to nominate directors constitute ongoing misrepresentations and omissions of material fact that have substantially harmed Plaintiffs' investment in Cedar Fair, and constitute violations of the common and statutory law of Texas and Ohio.

III.

PARTIES AND OTHER RELEVANT ENTITIES

    13.    Plaintiffs are limited partners of Cedar Fair, and collectively beneficially own 5,687,276 units of Cedar Fair, representing approximately 10.28 % of the total number of outstanding units.

    14.    Cedar Fair is a Delaware limited partnership with its principal executive offices at One Cedar Point Drive, Sandusky, Ohio 44870. Cedar Fair is one of the largest regional amusement-resort operators in the world, with eleven amusement parks, six outdoor water parks, one indoor water park and five hotels. Cedar Fair's management and the Board of Directors of its General Partner, CFMI, have not changed significantly over the last decade, despite Cedar Fair's stagnant financial performance during that time period.

    15.    Cedar Fair Management, Inc. is an Ohio corporation with principal offices located at One Cedar Point Drive, Sandusky, Ohio 44870. CFMI is Cedar Fair's sole General Partner, and pursuant to Cedar Fair's partnership agreement, CFMI's Board of Directors also governs Cedar Fair.

    16.    Defendant Richard L. Kinzel is a director and the President and Chief Executive Officer of CFMI. Mr. Kinzel was chairman of CFMI's Board in 2004 and, since that time, has actively participated in the various wrongful and fraudulent acts alleged herein, including, inter alia, the knowing approval of incomplete and misleading statements in Cedar Fair's proxy statements from 2004 to the present and the secret adoption, and active concealment, of regulations governing CFMI, which contradicted Cedar Fair's Partnership Agreement and materially altered the rights of Cedar Fair's unitholders. On information and belief, Mr. Kinzel is a citizen of Ohio, and may be served via certified U.S. Mail, return receipt requested, or personal delivery, at his principal place of business at One Cedar Point Drive, Sandusky, Ohio 44870.

    17.    Defendant Steven H. Tishman is a director of CFMI. Mr. Tishman was a director of CFMI in 2004 and, since that time, has actively participated in the various wrongful and fraudulent acts alleged herein, including, inter alia, the knowing approval of incomplete and misleading statements in Cedar Fair's proxy statements from 2004 to the present and the secret adoption, and active concealment, of regulations governing CFMI, which contradicted Cedar Fair's Partnership Agreement and materially altered the rights of Cedar Fair's unitholders. On information and belief, Mr. Tishman is a citizen of New York, and may be served via certified U.S. Mail, return receipt requested, or personal delivery, at 1160 Park Avenue, Apt, #2D, New York, NY 10128.

    18.    Defendant Michael D. Kwiatkowski is a director of CFMI and a member of the Nominating and Corporate Governance Committee. Mr. Kwiatkowski was a director of CFMI in 2004 and, since that time, has actively participated in the various acts alleged herein, including, inter alia, the knowing approval of incomplete and misleading statements in Cedar Fair's proxy statements from 2004 to the present and the secret adoption, and active concealment, of regulations governing CFMI, which contradicted Cedar Fair's Partnership Agreement and materially altered the rights of Cedar Fair's unitholders. On information and belief, Mr. Kwiatkowski is a citizen of California, and may be served via certified U.S. Mail, return receipt requested, or personal delivery, 1750 Birds Hill Ct Danville, CA 94526.

    19.    Defendant Richard S. Ferreira is a director of CFMI and a member of the Nominating and Corporate Governance Committee. Mr. Ferreira was a director of CFMI in 2004 and, since that time, has actively participated in the various wrongful and fraudulent acts alleged herein, including, inter alia, the knowing approval of incomplete and misleading statements in Cedar Fair's proxy statements from 2004 to the present and the secret adoption, and active concealment, of regulations governing CFMI, which contradicted Cedar Fair's Partnership Agreement and materially altered the rights of Cedar Fair's unitholders. On information and belief, Mr. Ferreira is a citizen of Florida, and may be served via certified U.S. Mail, return receipt requested, or personal delivery, 36750 US Highway 19 N Apt 3423 Palm Harbor FL 34684.

    20.    Defendant David L. Paradeau is a director of CFMI. Mr. Paradeau was a director of CFMI in 2004 and, since that time, has actively participated in the various wrongful and fraudulent acts alleged herein, including, inter alia, the knowing approval of incomplete and misleading statements in Cedar Fair's proxy statements from 2004 to the present and the secret adoption, and active concealment, of regulations governing CFMI, which contradicted Cedar Fair's Partnership Agreement and materially altered the rights of Cedar Fair's unitholders. On information and belief, Mr. Paradeau is a citizen of Minnesota, and may be served via certified U.S. Mail, return receipt requested, or personal delivery, at 10242 Heronwood LN_West Palm Beach, FL 33412.

IV.

JURISDICTION AND VENUE

    21.    This court has jurisdiction over this matter given Plaintiffs' claims for breach of fiduciary duty and violations of the TSA because Plaintiffs seek damages in excess of the minimum jurisdictional limits of this Court.

    22.    This Court has jurisdiction over each defendant named herein because each defendant transacts business in Dallas County and has sufficient minimum contacts with Texas so as to render the exercise of jurisdiction in this District permissible under the traditional notions of fair play and substantial justice.

    23.    Venue is proper in Dallas County, Texas, because it is the county in which a substantial part of the events giving rise to these claims occurred.

V.

FACTUAL BACKGROUND

A. In Response to Unitholder Concerns, Defendants Propose to Give Unitholders the Right to Elect Members of the Board

    24.    At the close of 2002, Defendants abruptly removed a director, Terry Hackett, who had been appointed by the Knott Family in connection with Cedar Fair's purchase of Knott's Berry Farm (an amusement park in Southern California) five years earlier. In response to unitholder concerns, Defendants agreed to propose amendments to Cedar Fair's partnership agreement, granting unitholders the right to elect the Board of Directors of the General Partner. In soliciting unitholder approval of the proposed amendments, Defendants issued the Definitive Proxy that promised to "transfer[] the right to elect the Board [of the General Partner] from members of the Partnership's senior management to the unitholders," offer unitholders "unprecedented" involvement in governance, and establish election procedures akin to those of "other successful publicly held companies."

B. Defendants Approve and File Cedar Fair's Materially Misleading Proxy

    25.    On February 27, 2004, Defendants filed Cedar Fair's Preliminary Proxy Statement on Schedule 14A, and subsequently, on March 23, 2004, its materially misleading Definitive Proxy, to present the proposed amendments to Cedar Fair's unitholders.

    26.    Defendants actively concealed their intent to deprive unitholders of the right to nominate directors and suggested in the Definitive Proxy that a director nominating procedure would be implemented later, stating that there was not "currently" a "procedure" by which unitholders could nominate directors.

C. Defendants Enact Secret Governance Documents in Direct Contravention of Proxy Representations to Unitholders

    27.    On May 12, 2004, Cedar Fair formed CFMI to replace its General Partner. The governing regulations (the equivalent of bylaws) for CFMI provided - in direct contravention of the Definitive Proxy - that only a nominating committee or person appointed by CFMI's Board may nominate a director. Upon information and belief, these governing regulations were enacted at that time of CFMI's formation in 2004.

    28.    The governing regulations of CFMI were not disclosed to Plaintiffs until revealed through the discovery process in a separate lawsuit in late-2010.

    29.    Upon information and belief, the CFMI Regulations were not disclosed to other unitholders or made public until after their disclosure to Plaintiffs. The board only recently made the CFMI Regulations publicly available on its corporate website.

D. Unitholders Approve the Partnership Agreement Ignorant of Defendants' Deceit and Secret Plans

    30.    The unitholders approved the Fifth Amended and Restated Agreement of Limited Partnership ("Partnership Agreement") at a meeting in June 2004, and CFMI instituted a staggered board for the General Partner.

E. Defendants Compound Their Fraud against Cedar Fair's Investors

    31.    Each year since their initial fraud in 2004, Defendants have repeated in Cedar Fair's proxy that there was "currently no procedure" for unitholders to nominate directors. This statement, repeated each year, was misleading because (i) it did not reveal that there was in fact no right at all for unitholders to nominate directors as a result of Defendants' secret adoption and subsequent concealment of regulations governing CFMI, and (ii) it did not reveal that Defendants had disabled themselves from ever changing the procedure for nomination of directors unless the Board obtained an 80% vote of the Limited Partners, which is a practical impossibility.

    32.    In addition, Defendants have continued to actively conceal their fraud each year since 2004, by keeping secret and failing to disclose to unitholders the terms of the CFMI Regulations that directly undermine their prior and continuing misrepresentations.

F. Defendants Steadfastly Refuse To Recognize Unitholders' Right to Nominate Directors for Election to the Board and Plaintiffs Are Forced To File Suit

    33.    Plaintiffs are long-term investors who hold a significant interest in Cedar Fair and played a prominent role in successfully opposing management's attempt to sell Cedar Fair to Apollo Management Group in 2010 at a grossly inadequate price.

    34.    Plaintiffs acquired a substantial portion of Cedar Fair units in numerous transactions from December 17, 2009 to February 9, 2010.

    35.    In the Spring of 2010, following Defendants' failed attempt to sell Cedar Fair at a grossly inadequate price, Plaintiffs proposed that Defendants add new independent directors to CFMI's Board to bring fresh ideas to Cedar Fair's business. When Defendants refused, Plaintiffs informed Defendants that they intended to inform other unitholders that the Board needs "new blood" and to ask for their support in replacing two directors on the Board with new directors who will bring new thoughts and ideas. Plaintiffs retained Spencer Stuart and legal counsel to assist in the identification of independent and qualified candidates, incurring substantial costs in their efforts.

    36.    In response, Defendants advised Plaintiffs of their position that unitholders may not have the right to nominate directors, but only to approve or disapprove candidates proposed by CFMI, in direct conflict with the substance and implication of the governance changes made in the Definitive Proxy.

    37.    Plaintiffs first challenged Defendants' position in a lawsuit filed in April of 2010, relating to Cedar Fair's annual meeting of unitholders scheduled for June 7, 2010. Q Funding III, L.P. v. Cedar Fair Management, Inc., C.A. No. 5444-VCS (filed April 28, 2010). As a result of Plaintiffs' claims, Defendants agreed to temporarily expand CFMI's Board to include two additional directors and to appoint two mutually agreed upon directors following the 2010 annual meeting.

    38.    In October 2010, Plaintiffs again filed suit in Delaware Chancery Court, seeking a declaration that unitholders of Cedar Fair have the right to nominate directors to CFMI's Board. Q Funding III, L.P. v. Cedar Fair Management, Inc., C.A. No. 5904-VCS.

    39.    Only through discovery in this action did unitholders learn in late-2010 that the Board had secretly adopted regulations stating that "Nominations of persons for election as directors of the Company may be made at a meeting of the Limited Partners by any nominating committee or person appointed by the directors."

    40.    Defendants claim that nomination rights cannot be granted by amending the Partnership Agreement because director nomination is governed by a provision of the General Partner's Regulations that can only be modified with a board proposal approved by 80% of Cedar Fair's unitholders.

    41.    CFMI's Regulations were not disclosed to unitholders until discovery in Plaintiffs' litigation revealed that Defendants had secretly adopted Regulations that stripped unitholders of their nomination rights and provided that only a "nominating committee or person appointed by the directors . . ." may nominate directors. The board only recently made the CFMI Regulations publicly available on its corporate website, after the Regulations had already been disclosed to Plaintiffs.

    42.    As detailed below, the Definitive Proxy included additional statements that could only be true if unitholders were given the right to nominate candidates. Defendants incorporated, repeated, and failed to correct these false and misleading statements in subsequent proxy statements.

G. Defendants' False and Misleading Statements and Omissions

    43.    As a result of the wrongful and fraudulent conduct described above, the following statements by Defendants were false and misleading when made.

    44.    Defendants stated on page A-14 of the Definitive Proxy: "The annual meeting described in Section 6.2(a) above is intended to enable the Limited Partners to elect the board of directors of the General Partner in a manner consistent with the procedures for selection of directors at other successful publicly held entities."

a.     Defendants' statement was false and misleading because they intended to secretly deny unitholders the right to nominate directors, a right that would be necessary in order for Defendants' statement on page A-14 to be true. Additionally, Defendants knew their statement was not true. Many, if not almost all, successful publicly held entities allow shareholders to nominate directors. If Defendants endeavored to grant the Limited Partners the right to elect the Board of Directors in a manner consistent with the procedures for selection of directors at other successful publicly held entities, they would have provided for unitholder nomination of directors, which they now contend they did not.

    45.    On page 1 of the Definitive Proxy, Defendants stated "Many of [the regulations harkened by Sarbanes Oxley], however, do not apply to limited partnerships. Nevertheless over the past year the Board has examined what it believes to be the best governance practices of successful companies and has decided to institute policies and procedures consistent with those ideals." Additionally, on page 2, Defendants stated "The Board believes that allowing Cedar Fair L.P. limited partners to directly elect the general partner's Board will ensure that the Board continues to act in a way that is in the best interests of the unitholders" and "[a]lthough the existing governance structure has served the Partnership well since its inception, the Board believes that this structure, under which unitholders do not elect Directors, is no longer consistent with the best practices of publicly traded companies of comparable size."

a.    The implication of these statements is clear. Defendants could have looked only at the governance practices of limited partnerships, but they did not. Defendants could have kept governance advances in the realm of successful limited partnerships, but they did not. Instead, Defendants told unitholders that they wanted to adopt the ideals of successful companies, most of which are corporations. Defendants misled unitholders to believe that they would receive a meaningful voice in governance of the partnership, similar to the level of influence held by shareholders of successful corporations. Defendants made false statements indicating that they intended to provide unitholders with a legitimate, substantive role in the election of directors consistent with the practices of other successful public companies, and then proceeded to take secret, affirmative actions in direct opposition to their stated goals.

    46.    On pages 7 and 12 of the Definitive Proxy, the Board claimed that that the election rights conferred by the amendments to the Partnership Agreement were: "an innovative approach to governance" to provide for the election of those "persons selected by the unitholders to serve as the Board of Directors . . . ."

a.    Defendants' statement was false and misleading because a reasonable unitholder would not believe that an approach to governance is "innovative" if it secretly withholds the most crucial and substantive right provided under that approach, which is just what Defendants did. Defendants secretly took away the crucial right of unitholders to nominate directors, while misleading the unitholders into believing that there would be an "innovative" approach to the governance of Cedar Fair.

b.    Defendants' statement was also false and misleading because the assertion that new directors would be "selected by the unitholders" would lead a reasonable unitholder to conclude that he or she possessed a right to "select" a director through the nomination process, and not simply to approve or disapprove a director selected by the management of Cedar Fair.

    47.    On page 4 of the Definitive Proxy, Defendants sought authorization to implement a rights plan, if unitholder election rights were approved, stating "unitholder rights plans should not deter . . . proxy contests (nothing happens to the rights issued under the plan if a hostile person wins a Board seat)."

a.    Defendants' statement was false and misleading because it suggests that unitholders will have a right to win a board seat by nominating directors. It is impossible to have a hostile person elected to the board without unitholders having the right to nominate such a person. Therefore, Defendants' disclosure must be false.

    48.    Defendants sought approval of a staggered board in the Definitive Proxy, a device designed to prevent proxy contests from succeeding in the first attempt. They disclosed a need to have a staggered board. On page 14 of the Definitive Proxy, Defendants stated that a staggered board "could delay a holder of units representing a majority of the voting power from obtaining control of the Board of Directors because the holder would not be able to replace the majority of the Directors prior to at least the second annual meeting of unitholders after it acquired a majority position."

a.    Defendants' statement was false and misleading because it is impossible for a unitholder to have the power to "replace a majority of the Directors," as Defendants' language contemplates, without the unitholder also having the ability to nominate directors of his choosing. Without the right to nominate directors, this disclosure is false.

    49.    On page 17 of the Definitive Proxy, the Board stated "[i]f Proposal One [authorizing unitholder voting] is not approved, the nominees to the Board will be chosen by the shareholders of CFMC [Cedar Fair's former General Partner]." In support of "Proposal One," the Definitive Proxy touts the benefits of transferring the right to elect the Board from the shareholders of CFMC to the unitholders of Cedar Fair.

a.    Defendants' statement is false and misleading because, by stating that nomination rights would pass to the shareholders of CFMC if Proposal One was not approved, the Directors implied that nomination rights would pass instead to the unitholders of Cedar Fair if Proposal One was approved. However, Defendants have consistently denied that Proposal One, when approved, provided unitholders with nomination rights.

    50.    Based on the fraudulent conduct described above, the following statements by Defendants were misleading because they omitted facts necessary to make the statements made in Cedar Fair's Definitive Proxy not misleading.

    51.    Defendants claimed that they implemented the reform to keep pace with current governance reform. Defendants' disclosure was misleading because, among other things, it did not disclose that this supposed "right" was in fact illusory in light of the information Defendants withheld from unitholders. Defendants misled unitholders into believing that they undertook to give unitholders a more meaningful opportunity to participate in partnership governance.

    52.    Defendants failed to disclose that the purported election right was merely an advisory vote on candidates proposed by the Board because the Board secretly intended to eliminate unitholder nominating rights. Defendants omitted the material information that unitholders would not have the right to nominate directors, and thereby misled unitholders. Defendants included a misleading statement back on page 16 of the Definitive Proxy, much later than all the promises and Q&A at the beginning, that "Due to Cedar Fair's limited partnership structure, there is currently no procedure by which unitholders can nominate directors." Moreover, as stated above, Defendants repeated this false statement each year in Cedar Fair's proxy.

    53.    Cedar Fair formed CFMI on May 12, 2004 to replace its General Partner but actively concealed and failed to disclose CFMI's governance documents, which purported to provide the election rights granted by Section 6.2 of the proposed amended Partnership Agreement. Defendants knowingly and purposefully concealed in the CFMI Regulations providing that only a nominating committee or person appointed by CFMI's Board may nominate a director. This provision directly and blatantly contradicts all of the statements documented above that were made to unitholders in the Definitive Proxy. Moreover, there was absolutely no disclosure of this new set of regulations made to Cedar Fair unitholders--either in the Definitive Proxy or in any other public filing since. Defendants knowingly and purposefully omitted any statement to unitholders, in any public filing, of the existence of a bylaw or regulation prohibiting unitholders from nominating directors.

    54.    With respect to each of the false and misleading statements and omissions set forth in the foregoing paragraphs, the facts that were misrepresented and/or omitted by Defendants were material to the decisions of those buying units of Cedar Fair, including Plaintiffs. Knowledge that the Board was not going to uphold its promise to "transfer[] the right to elect the Board [of the General Partner] from members of the Partnership's senior management to the unitholders" or offer unitholders "unprecedented" involvement in governance, and never intended to give unitholders the right to nominate directors, would have been material to investors' evaluation of a potential investment in Cedar Fair, and certainly would have changed Plaintiffs' assessment of Cedar Fair units.

    55.    Plaintiffs directly relied on the fraudulent statements made by Defendants in the Definitive Proxy (and reaffirmed in subsequent proxies and other publicly-filed documents in subsequent years) that Cedar Fair investors would have the right to nominate directors when they invested in Cedar Fair, which is an extremely important right to active investors like Plaintiffs. But for Defendants' misrepresentations, Plaintiffs would not have purchased Cedar Fair securities and would not have incurred the substantial costs related to their efforts to exercise and preserve the unitholders' right to nominate directors to CFMI's Board.

VI.

CLAIMS FOR RELIEF

COUNT ONE: BREACH OF FIDUCIARY DUTY
(DIRECT CLAIMS)

    56.    Plaintiffs adopt and incorporate by reference the preceding paragraphs as if the same were set forth herein.

    57.    A fiduciary relationship exists between Plaintiffs, on the one hand, and the Defendants, on the other. Among the duties owed to Plaintiffs by the Defendants are the duty of candor, loyalty, and good faith.

    58.    As described in the preceding paragraphs, the Defendants have breached some or all of these duties.

    59.    As a result of these acts, Plaintiffs have suffered actual damages in an amount in excess of the minimum jurisdictional limits of this Court, and now seek to recover these actual damages.

    60.    In addition, Defendants have committed their wrongful acts intentionally and with malice, warranting the imposition of exemplary or punitive damages.

COUNT TWO: VIOLATIONS OF THE TEXAS SECURITIES ACT

    61.    Plaintiffs adopt and incorporate by reference the preceding paragraphs as if the same were set forth herein.

    62.    The units of Cedar Fair are securities within the meaning of the terms of Article 581-4(A) of the Texas Revised Civil Statutes.

    63.    As described above, Defendants made false statements and/or misleading omissions in connection with the securities transactions described above.

    64.    The Defendants' false statements and/or misleading omissions involved material facts in that Plaintiffs would not have entered into the securities transaction described above.

    65.    The Defendants are directors of CMFI, the general partner of Cedar Fair, are control persons under the Texas Securities Act, and are, thus, jointly and severally liable with for the fraudulent acts described above.

ATTORNEY'S FEES

    66.    Plaintiffs repeat and reallege the facts contained in the preceding paragraphs and incorporate them fully herein.

    67.    Under the terms of the TSA, Plaintiffs are entitled to reasonable and equitable attorneys' fees.

VI.

JURY DEMAND

    68.    Plaintiffs hereby request a jury trial and are tendering the appropriate jury fee herewith.

VIII.

PRAYER FOR RELIEF

WHEREFORE, PREMISES CONSIDERED, Plaintiffs request that Defendants be cited to appear and answer herein, and that on final hearing, Plaintiffs have judgment as follows:

    All actual damages caused by Defendant's actions;

    Reasonable and necessary attorney's fees for prosecuting this action;

    Exemplary damages;

    Pre- and post-judgment interest at the highest lawful rate;

    Costs of suit; and

    Such other and further relief to which Plaintiffs may be justly entitled.

Dated: May 9, 2011

Respectfully submitted,

FISH & RICHARDSON P.C.

By: _____________________

Thomas M. Melsheimer
Texas Bar No. 13922550
Steven H. Stodghill
State Bar No. 19261100
Kelly D. Hine
State Bar No. 24002290
Scott C. Thomas
State Bar No. 24046964
1717 Main Street, Suite 5000
Dallas, Texas 75201
Telephone: (214) 747-5070
Telecopy: (214) 747-2091

Attorneys for Plaintiffs